Exhibit (a)(1)(viii)

No. CC - 05 - 11878 - C

JOHN GILLESPIE, Derivatively on Behalf of	§	IN THE COUNTY COURT
7-ELEVEN, INC.	§
§
Plaintiff,	§	AT LAW NO. 3
§
vs.	§
	§	DALLAS COUNTY, TEXAS
TOSHIFUMI SUZUKI, YOSHITAMI ARAI,	§
MASAAKI ASAKURA, JAY W. CHAI, R.	§
RANDOLPH DEVENING, GARY J.	§
FERNANDES, MASAAKI KAMATA,	§
JAMES W. KEYES, KAZUO OTSUKA,	§
LEWIS E. PLATT,	§
§
Defendants,	§
§
– and –	§
§
7-ELEVEN, INC., a Texas corporation,	§
§
Nominal Defendant.	§

SHAREHOLDER DERIVATIVE PETITION FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges as follows:

INTRODUCTION

1. Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, plaintiff would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.

2. This is a stockholder derivative action on behalf of 7-Eleven Inc. (“7-Eleven” or the “Company”) against its entire Board of Directors and certain top officers for breach of fiduciary duty arising out of defendants’ efforts to complete a majority shareholder and management-led buyout, via a Tender Offer, of 7-Eleven at a grossly inadequate and unfair price (the “Proposed Acquisition”) and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders.

3. In pursuing the unlawful plan to cash out 7-Eleven’s public stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

4. In fact, instead of attempting to obtain the highest price reasonably available for 7-Eleven for the Company and its shareholders, the Individual Defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Seven-Eleven Japan Co., Ltd. (“Seven-Eleven Japan”), the Company’s majority shareholder.

5. In essence, the Proposed Acquisition is essentially a fait accompli to strip the minority shareholders of their 7-Eleven shares on terms preferential to Seven-Eleven Japan and certain of the Individual Defendants. By abusing their power as directors, officers and majority shareholders, the defendants are attempting to strategically subvert the interests of plaintiff on behalf

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of the Company and the other public stockholders of 7-Eleven. Plaintiff, on behalf of the Company, seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

6. This Court has jurisdiction over 7-Eleven because 7-Eleven conducts business in Texas, is incorporated in Texas, and is a citizen of Texas, as it has its principal place of business at 2711 North Haskell Avenue, Dallas, Texas. Likewise, certain of the individual defendants are citizens of Texas. This action is not removable. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

THE PARTIES

7. Plaintiff John Gillespie (“Plaintiff”) is, and at all times relevant hereto was, a shareholder of 7-Eleven.

8. Nominal Defendant 7-Eleven engages in operating, franchising, and licensing convenience store chains primarily in the United States and Canada. The Company’s stores offer various products, including tobacco, beverages, beer/wine, candy/snacks, nonfoods, fresh foods, dairy, gasoline, and others. In addition, the Company’s stores provide ATM services to its customers. As of December 31, 2004, it operated approximately 5,300 ATM’s in its United States stores and approximately 500 ATM’s in its Canada stores. The Company and its franchisees operated approximately 5,809 7-Eleven and other convenience stores in the United States and Canada, as of March 31, 2005; and area licensees, or their franchisees, and affiliates operated approximately 22,000 additional 7-Eleven convenience stores in the United States, 15 other countries, and in the U.S. territories of Guam and Puerto Rico, as of December 31, 2004. The Company was incorporated in 1961. It was formerly known as The Southland Corporation and

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changed its name to 7-Eleven, Inc. in 1999. Defendant 7-Eleven can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

9. Defendant Toshifumi Suzuki (“Suzuki”) is the Chairman of the Board of the Company, and Chairman of the Board and Chief Executive Officer of Seven-Eleven Japan, Ito-Yokado Co., Ltd. (“Ito-Yokado”) and Seven & I Holdings Co. Ltd. Defendant Suzuki can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

10. Defendant Yoshitami Arai (“Arai”) is a director of the Company. Defendant Arai can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

11. Defendant Masaaki Asakura (“Asakura”) is Senior Vice President and a director of the Company, as well as the General Manager and Liaison, Planning Department for Seven-Eleven Japan. Defendant Asakura can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

12. Defendant Jay W. Chai (“Chai”) is a director of the Company. Defendant Chai can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

13. Defendant R. Randolph Devening (“Devening”) is a director of the Company. Defendant Devening can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

14. Defendant Gary J. Fernandes (“Fernandes”) is a director of the Company. Defendant Fernandes can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

15. Defendant Masaaki Kamata (“Kamata”) is a director of the Company, as well as Vice Chairman and a director of Seven-Eleven Japan. Defendant Kamata can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

16. Defendant James W. Keyes (“Keyes”) is the President, Chief Executive Officer and a director of the Company. Defendant Keyes can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

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17. Defendant Kazuo Otsuka (“Otsuka”) is a director of the Company as well as the General Manager, Corporate Development of Ito-Yokado. Defendant Otsuka can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

18. Defendant Lewis E. Platt (“Platt”) is a director of the Company. Defendant Platt can be served at 2711 North Haskell Avenue, Dallas, Texas, 75204.

19. The defendants named above in 9-18 are sometimes collectively referred to herein as the “Individual Defendants.”

20. The Individual Defendants, because of their positions of control and authority as directors or officers of 7-Eleven, were able to and did, directly and indirectly, control the wrongful acts complained of herein, as well as the contents of the various public statements issued by the Company. Because of their advisory, executive, managerial, and directorial positions with 7-Eleven, each of the defendants had access to adverse non-public information about the financial condition, operations and future business prospects of 7-Eleven, including, without limitation, the fraud which the Individual Defendants caused 7-Eleven to engage in.

21. At all material times hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of 7-Eleven, and was at all times acting within the course and scope of said agency.

22. To discharge their duties, the officers and directors of 7-Eleven were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of 7-Eleven. By virtue of such duties, the officers and directors of 7-Eleven were required, among other things, to:

(a) manage, conduct, supervise and direct the business affairs of 7-Eleven in accordance with the laws of the State of Texas, federal law, state and federal rules and regulations and the charter and bylaws of 7-Eleven;

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(b) neither violate nor knowingly permit any officer, director or employee of 7- Eleven to violate applicable federal laws, rules and regulations and state law;

(c) establish and maintain systematic and accurate books and records of the business and affairs of 7-Eleven and procedures for the reporting of the business and affairs to the Board of Directors and to periodically investigate, or cause independent investigation to be made of, said books and records;

(d) refrain from using their status as directors and major shareholders to the detriment of the shareholders and the Company; and

(e) maintain and implement an adequate and functioning system of internal financial and accounting controls, such that 7-Eleven’s financial statements and information would be accurate and its officers/directors candid about the Company’s future.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

23. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

24. During all relevant times hereto, the defendants, and each of them, initiated a course of conduct which was designed to and did: (i) hide/conceal positive information concerning the Company and make false negative representations concerning the Company in furtherance of

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defendants’ scheme to acquire 7-Eleven; and (ii) maintain the Individual Defendants’ executive and directorial positions at 7-Eleven, and the profits, power and prestige which the Individual Defendants enjoyed as a result of those positions, in spite of Seven-Eleven Japan’s attempt to violate the law in the squeeze-out of the minority shareholders and other breaches of fiduciary duty (as set forth herein). In furtherance of this plan, conspiracy and course of conduct, defendants, and each of them, took the actions as set forth herein.

25. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

BACKGROUND TO THE PROPOSED ACQUISITION

26. In 1991, Seven-Eleven Japan and Ito-Yokado became shareholders in the U.S. 7-Eleven, formerly Southland Corp., to help revive the U.S. chain store, which went bankrupt in 1990. In early 2005, Ito-Yokado transferred its stake in 7-Eleven to Seven-Eleven Japan.

27. By January 2005, Seven-Eleven Japan owned, directly and through its 100% ownership interest in IYG Holding Company, approximately 72.7% of the outstanding shares of the Company’s common stock. In addition, Seven-Eleven Japan owns all of the outstanding 4.5% Convertible Quarterly Income Debt Securities due 2010 of the Company (the “QUIDS”), which are convertible into shares of Company common stock. Assuming conversion of the QUIDS,

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Seven-Eleven Japan currently owns, directly and through its 100% ownership interest in IYG Holding Company, approximately 75.7% of the shares of Company common stock. Through this share ownership and 7-Eleven’s directors who are, in fact, also associated with Seven-Eleven Japan, Seven-Eleven Japan also controls 7-Eleven through these directors who are actually beholden to Seven-Eleven Japan.

28. In May-June 2005, Seven-Eleven Japan was preparing to “take over” 7-Eleven. Seven-Eleven Japan had engaged counsel, formed a holding company, and engaged a financial advisor. Seven-Eleven Japan and certain of the defendants it controls reviewed the Company’s financial information and projections and concluded they could aggrandize their own wealth by owning 100% of 7-Eleven. Their dilemma was how they would sell the idea to management who might lose their jobs and to shareholders, who saw the value of 7-Eleven increasing. Defendants concluded that they would wait for a market pull-back or a fundamental economic change and use that as an excuse for the need to acquire 7-Eleven.

29. On July 11, 2005, Bloomberg issued a press release entitled “7-Eleven Shares Surge to 11  1/2 Year High on Sales Increase.” The press release stated in part:

Shares of 7-Eleven Inc., the largest U.S. operator of convenience stores, surged to their highest level in 11  1/2 years after it reported June merchandise sales at stores open at least a year climbed 5.9 percent.

Gasoline sales rose 13 percent, helped by higher prices, Dallas-based 7-Eleven said today in a statement. 7-Eleven’s total sales for June rose 9.1 percent to $1.15 billion.

Profit rose fivefold to $20.9 million in the fiscal first-quarter, boosted by sales of fresh food and beverages, the company said on April 26. Revenue rose 8.7 percent to $2.98 billion.

Shares of 7-Eleven jumped $2.07, or 6.6 percent, to $33.42 at 4:01 p.m. in New York Stock Exchange composite trading. Before today, they had surged 86 percent in the past year.

*    *    *

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The June same-store merchandise sales gain came on top of a 5.5 percent increase a year ago. Average gallons of gasoline sold per store increased 4.1 percent.

The average price of gasoline during the month was $2.19 a gallon compared with $2.01 last year.

30. As the truth regarding the Company’s financial status and prospects seeped into the market, the defendants became alarmed. 7-Eleven’s shares continued to surge to prices it had not seen in more than a decade.

31. On July 27, 2005, CNBC’s Ted David conducted an interview with Jim Keyes, 7- Eleven’s President and CEO, wherein Keyes made the following statements:

DAVID: Your thoughts on the numbers here?

KEYES: We had a pretty good – a very solid quarter, I guess is the way I would describe it. It represents a continuation now, our 35th consecutive quarter of improved same-store sales. So good solid numbers.

DAVID: You improved merchandise gross profit 8 percent. How do you do that?

KEYES: We have been working for quite some time on improving our product mix, having products that contribute more to the overall gross profit margin, and by continuing to work on the efficiencies in our system, driving down our costs of goods. And it continues to pay off.

DAVID: Guidance is reaffirmed, yes?

KEYES: Yes, it is, for the year.

*    *    *

DAVID: Your stock has doubled in the last 52 weeks roughly from 15 to 35, is that sustainable?

KEYES: Well, we think that it represents a continued improvement in our fundamentals. Our same-store sales has continued on quite a long trajectory, as you know. And our consistent delivery of improved operating earnings, quarter by quarter, over a number of quarters now, I think has given more confidence to our investors and has driven the stock based on fundamentals.

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32. Since the Company’s President and CEO, James Keyes, was not part of Seven-Eleven Japan, he continued to provide the market with information shareholders expected:

•	the Company’s fundamentals were great;

•	prospects going forward improving; and

•	the Company was solid.

33. On Keyes’ comments, the Company’s shares pushed forward an additional 3%. Even the Thailand version of 7-Eleven was enjoying phenomenal growth and 7-Eleven shareholders began bidding up the shares again.

34. On August 18, 2005, Bloomberg issued a press release entitled “C.P. 7-Eleven Says Sales May Grow 30% on New Stores, Products.” The press release stated in part:

C.P. 7-Eleven Pcl, the world’s fourth-largest operator of the convenience store franchise, said its sales may expand about 30 percent this year as it opens new stores in Thailand and China and markets lower-priced goods.

C.P. 7-Eleven’s sales of goods last year rose 28 percent to 73.7 billion baht ($1.8 billion), boosting net income by 26 percent to 1.69 billion baht. In the second quarter, profit rose 6.7 percent to 386.6 million baht as sales of goods soared 32.7 percent to 22.3 billion baht, the company said Aug. 11.

“Domestic sales will be boosted by at least 12 percent growth in same store sales and an increase of 15 percent in the number of our stores,” Kriengchai Boonpoapichart, C.P. 7-Eleven’s head of investors relations, told reporters in Bangkok today. Same store sales rose 12.1 percent in the second quarter.

THE PROPOSED ACQUISITION

35. On September 1, 2005, the Individual Defendants caused the Company to issue a press release entitled “Seven-Eleven Japan Seeks to Take Over; Seven-Eleven Japan Offers $1.2 Billion for Rest of U.S. Affiliate 7-Eleven.” The press release stated in part:

Seven-Eleven Japan Co. said Thursday it will launch a $1.2 billion cash Tender Offer for the 27.3 percent stake it doesn’t already own in its U.S. affiliate 7-Eleven Inc., in a move to take the world’s largest convenience store chain private.

Seven-Eleven Japan – which is Japan’s largest convenience store operator with more than 10,000 locations – is 51 percent owned by Japanese retailer and Denny’s franchisee Ito-Yokado.

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The company, which already holds 72.7 percent of the U.S. 7-Eleven, has offered $32.50 a share in cash for the remaining shares. That represents a 15 percent premium over 7-Eleven’s Wednesday closing price of $28.34.

Dallas-based 7-Eleven said in a statement it had appointed a special committee of its board and expects the panel will advise shareholders on or before Sept. 19 on its evaluation of the offer. It operates or franchises approximately 5,800 7-Eleven stores in the United States and Canada.

Its shares rose $6.32, or 22.30 percent, to close at $34.66 Thursday on the New York Stock Exchange.

Seven-Eleven Japan, based in Tokyo, said that in order to better compete in the market, 7-Eleven must boost investment in its merchandising, store renovation, distribution and logistics systems, and information systems. The increase in investment, however, is likely to result in lower growth and profitability for 7-Eleven in the short term, the company said.

Seven-Eleven Japan also said it expects that taking 7-Eleven private will help achieve a better-governed group structure. The company expects to begin the tender offer, which doesn’t require 7-Eleven board approval, on or about Sept. 6.

DEFENDANTS’ SELF-DEALING

36. As evidenced by the foregoing, the Individual Defendants breached their fiduciary duties to 7-Eleven, committed gross mismanagement, abused their control of 7-Eleven, and have been unjustly enriched, by, inter alia, knowingly, willfully, and/or intentionally:

(a) causing 7-Eleven to engage in the misconduct set forth herein;

(b) essentially engaging in theft of the Company by attempting to strip the shares of 7-Eleven from the hands of shareholders and thereby subjecting the Company to millions in liability; and

(c) failing to ensure that 7-Eleven’ s public statements conformed with the federal and state laws. In fact, the public statements concerning the Company’s operations and those concerning the rationale for the Tender Offer contradict each other. The Tender Offer documents contain false and misleading statements which unnecessarily subject the Company to liability.

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37. The Individual Defendants, as a result of the substantial financial benefits they received and continue to receive as a result of their positions at 7-Eleven, engaged in and/or aided and abetted and/or acquiesced in the wrongful actions complained of herein and resolved all conflicts of interest in favor of themselves in order to protect and preserve their positions with 7- Eleven and the financial benefits that flow therefrom.

38. 7-Eleven will expend significant sums of money as a result of the illegal and improper actions described above. Such expenditures will include, but are not limited to:

(a) costs incurred to carry out internal investigations, including legal fees paid to outside counsel; and

(b) costs and legal fees for defending 7-Eleven, its officers and its directors against private litigation arising from the illegal and improper conduct, including the distribution of false Tender Offer documents as alleged herein.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

39. Plaintiff brings this action derivatively in the right and for the benefit of 7-Eleven to redress injuries suffered, and to be suffered, by 7-Eleven as a direct result of the breaches of fiduciary duty, violations of law, abuse of control, gross mismanagement, unjust enrichment and constructive fraud, as well as the aiding and abetting thereof, by the defendants. This is not a collusive action to confer jurisdiction on this Court which it would not otherwise have.

40. Plaintiff will adequately and fairly represent the interests of 7-Eleven and its shareholders in enforcing and prosecuting its rights.

41. Plaintiff is and was an owner of the stock of 7-Eleven during all times relevant to the Individual Defendants’ wrongful course of conduct alleged herein.

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42. Plaintiff made a demand pursuant to Texas Corporations Code § 800, but defendants have failed to comply with said demand. Moreover, as a result of the facts set forth throughout this Petition, and additionally pursuant to Texas Corporations Code §800(b)(2), demand on the 7-Eleven Board of Directors to institute this action against the officers of 7-Eleven and members of the 7-Eleven Board of Directors was not necessary because such a demand was a futile and useless act, particularly for the following reasons:

(a) Each of the key officers and directors knew of and/or directly benefited from the wrongdoing complained of herein;

(b) Directors of 7-Eleven, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs from 7-Eleven’s stockholders or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;

(c) In order to bring this suit, all of the directors of 7-Eleven would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, including with Seven-Eleven Japan and each other, which they will not do, thereby excusing demand;

(d) The acts complained of constitute violations of the fiduciary duties owed by 7- Eleven’s officers and directors and these acts are incapable of ratification;

(e) Each of the officers/directors of 7-Eleven authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to shareholders, authorized and/or permitted the issuance of various of the false and misleading Tender Offer documents and are principal beneficiaries of the

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wrongdoing alleged herein, and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

(f) Any suit by the directors of 7-Eleven to remedy these wrongs would likely expose the Individual Defendants and 7-Eleven to further violations of the securities laws which would result in civil actions being filed against one or more of the Individual Defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

(g) 7-Eleven has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the Individual Defendants have not filed any law suits against themselves or others who were responsible for that wrongful conduct to attempt to recover for 7-Eleven any part of the damages 7-Eleven suffered and will suffer thereby;

(h) If the directors were to bring this derivative action against themselves, they would thereby expose their own misconduct, which underlies allegations against them contained in class action petitions for violations of federal and Texas law, which admissions would impair their defense of the class actions and greatly increase the probability of their personal liability in the class actions, in an amount likely to be in excess of any insurance coverage available to the Individual Defendants;

(i) Each member of the 7-Eleven Board is, directly or indirectly, the recipient of remuneration paid by the Company and Seven-Eleven Japan, including benefits, stock options and other emoluments by virtue of their Board membership and control over the Company, the continuation of which is dependent upon their cooperation with the other members of the Board of Directors, and their participation and acquiescence in the wrongdoing set forth herein and are

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therefore incapable of exercising independent objective judgment in deciding whether to bring this action;

(j) Because of their association as directors of the Company and their positions as present or former employees, the directors are dominated and controlled so as not to be capable of exercising independent objective judgment; and

(k) If 7-Eleven’s current and past officers and directors are protected by directors’ and officers’ liability insurance against personal liability for their acts of mismanagement, waste and breach of fiduciary duty alleged in this Petition, they caused the Company to purchase that insurance for their protection with corporate funds, i.e., monies belonging to the stockholders of 7-Eleven. However, due to certain changes in the language of directors’ and officers’ liability insurance policies in the past few years, the directors’ and officers’ liability insurance policies covering the defendants in this case contain provisions which eliminate coverage for any action brought directly by 7-Eleven against these defendants, known as, inter alia, the “insured versus insured exclusion.” As a result, if these directors were to sue themselves or certain of the officers of 7-Eleven, there would be no directors’ and officers’ insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and may provide a basis for the Company to effectuate recovery. If there is no coverage pursuant to directors’ and officers’ liability insurance, the defendant directors will not cause 7-Eleven to sue them, since they will face a large uninsured liability.

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REASONABLE DOUBT EXISTS THAT THE 7-ELEVEN BOARD IS

ENTITLED TO THE BUSINESS JUDGMENT PROTECTION

43. For the reasons set forth below, a reasonable doubt exists that the Board’s approval and/or acquiescence to Seven-Eleven Japan’s attempted squeeze-out of the minority shareholders was the product of a valid exercise of business judgment.

44. The directors of the Company served on Committees that were to provide them and, therefore, the shareholders, with valuable information regarding the activities of the Company.

45. As part of their fiduciary duties, the Board had an obligation to inform themselves, prior to making a business decision, of all material information reasonably available to them.

46. It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Company’s public filings, press releases and other publications as alleged herein are the collective actions of the narrowly defined group of defendants identified above. Each of the above officers and/or directors of 7-Eleven, by virtue of their high-level positions with the Company, directly participated in the management of the Company, was directly involved in the day-to-day operations of the Company at the highest levels and was privy to confidential proprietary information concerning the Company, its intellectual property, business, growth, and financial prospects, as alleged herein. Said defendants were directly involved in drafting, modifying, supplementing, producing, reviewing and/or filing the Tender Offer documents preapproved for the attempted squeeze-out of the minority shareholders.

47. Accordingly, the Individual Defendants, together constituting a majority of the directors of the Board, as of the filing of this Petition, faced a substantial likelihood of liability of an action asserting the claims alleged herein, thus disabling the Board from being capable of making a

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disinterested, independent decision about whether to prosecute this action. Therefore, demand on the Board, although made, was futile in retrospect.

FIRST CAUSE OF ACTION

Against All Defendants

for Intentional Breach of Fiduciary Duty

48. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

49. The Individual Defendants knowingly, willfully, and/or intentionally disregarded the fact that they were engaged in a scheme to defraud the minority shareholders.

50. As officers and/or directors of a publicly held company, the Individual Defendants had a duty to promptly disseminate accurate and truthful information with respect to 7-Eleven’s operations, patents, financial condition and earnings. The Individual Defendants instead concealed their wrongdoing and, as a result thereof, disseminated false and misleading statements and reports about 7-Eleven.

51. The Individual Defendants, in their roles as executives and directors of 7-Eleven, participated in the acts of mismanagement alleged herein, and knowingly, willfully, and/or intentionally disregarded adverse facts known to them, and did nothing to reveal them. They thereby breached their fiduciary duties of care, loyalty, accountability and disclosure to 7-Eleven and its shareholders and have exposed 7-Eleven to liability from, inter alia, shareholder suits which may be brought on behalf of victims whose shares will be stripped from their hands or otherwise induced to tender their shares, via false and defective Tender Offer documents.

52. The Individual Defendants owed a fiduciary duty to supervise the issuance of 7-Eleven’s public statements and filings to ensure that they conformed with federal and state law. The defendants breached their fiduciary duty by failing to properly supervise and monitor 7-Eleven’s business practices and by allowing misleading statements and filings to be made and disseminated in the Company’s Tender Offer documents. As a result of this failure, including the failure to disclose

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on a timely basis materially adverse information about 7-Eleven’s condition, these defendants will likely cause 7-Eleven to be subject to lawsuits filed by purchasers of 7-Eleven securities who will suffer losses as a result of the defendants’ misconduct.

53. The conduct outlined herein was not due to an honest error of judgment, but rather, to the Individual Defendants’ bad faith and was done knowingly, willfully and/or intentionally.

54. The defendants have breached and/or aided and abetted breaches of fiduciary duties owed to 7-Eleven and its shareholders.

55. As a direct result of the defendants’ conduct and 7-Eleven’s disclosure procedures, 7-Eleven has suffered and will continue to suffer damages in the form of liability to, inter alia, purchasers of 7-Eleven stock in securities lawsuits and damage to 7-Eleven’s reputation and goodwill.

SECOND CAUSE OF ACTION

Against All Defendants for Abuse of Control

56. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

57. The Individual Defendants’ conduct constituted an abuse of their ability to control and influence 7-Eleven for which they are legally responsible.

58. By reason of the foregoing, 7-Eleven has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

THIRD CAUSE OF ACTION

Against All Defendants for Constructive Fraud

59. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

60. As a result of the tortious conduct described above, the Individual Defendants have made, or aided and abetted the making of, numerous misrepresentations to and concealed material

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facts from 7-Eleven and its shareholders despite the defendants’ fiduciary duties to, inter alia, disclose the true facts regarding their stewardship of 7-Eleven and defendants’ true intentions, and thus have committed and/or aided and abetted constructive fraud.

61. The public representations discussed above were false and materially misleading as earlier alleged.

62. As a direct and proximate result of the foregoing, plaintiff and other shareholders reasonably relied upon the honesty and integrity of the Individual Defendants as corporate officers and directors.

63. By reason of the foregoing, 7-Eleven has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law, and 7-Eleven is entitled to an award of punitive damages against the defendants.

FOURTH CAUSE OF ACTION

Against All Defendants for Negligent Breach of Fiduciary Duty

64. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

65. Each of the defendants engaged in and/or aided and abetted the aforesaid conduct without exercising the reasonable and ordinary care which he or she, as a fiduciary, owed to 7-Eleven and its shareholders, and has thereby negligently breached and/or aided and abetted breaches of fiduciary duties to 7-Eleven and its shareholders.

66. By reason of the foregoing, 7-Eleven and its shareholders have been damaged and have sustained, and will continue to sustain, irreparable injury for which they have no adequate remedy at law.

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FIFTH CAUSE OF ACTION

Against All Defendants for Gross Mismanagement

67. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

68. As detailed more fully herein, the defendants each have and had a duty to 7-Eleven and its shareholders to prudently supervise, manage and control 7-Eleven’s operations.

69. The defendants, by their actions, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and duties with regard to prudently managing the assets of 7-Eleven in a manner consistent with the operations of a publicly held corporation.

70. By subjecting 7-Eleven to the unreasonable risk of liability by engaging in the fraud described herein and/or by concealing this fraud and its effect on 7-Eleven’s profitability, the Individual Defendants breached their duties of due care and diligence in the management and administration of 7-Eleven’s affairs and in the use and preservation of 7-Eleven’s assets.

71. The Individual Defendants caused the Company to engage in this misconduct and were aware of the problems and probable losses associated therewith. During the course of the discharge of their duties, these defendants knew or should have known of the unreasonable risks, yet these defendants caused 7-Eleven to engage in this scheme which these defendants knew had an unreasonable risk of material loss to 7-Eleven, thus breaching their duties to both 7-Eleven and its shareholders. As a result, the Individual Defendants grossly mismanaged or aided and abetted the gross mismanagement of 7-Eleven by causing it to perpetrate a fraud through the issuance of false Tender Offer documents which the Individual Defendants knew would likely lead to litigation.

72. As a proximate result thereof, 7-Eleven has been damaged and will continue to suffer damages, and has sustained and will continue to sustain irreparable injury for which it has no adequate remedy at law, and it is entitled to an award of punitive damages against the defendants.

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SIXTH CAUSE OF ACTION

Against All Defendants for Waste of Corporate Assets

73. Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

74. In pursuing the unlawful plan to cash out 7-Eleven’s public stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

75. In fact, instead of attempting to obtain the highest price reasonably available for 7- Eleven for the Company and its shareholders, the Individual Defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Seven-Eleven Japan, the Company’s majority shareholder.

76. By reason of the foregoing, 7-Eleven has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in favor of the Company and against defendants as follows:

A. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to obtain the highest possible price for the Company;

B. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of 7-Eleven and the Company’s shareholders until the

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process for the sale or auction of the Company is completed and the highest possible price is obtained;

C. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

D. Imposition of a constructive trust, in favor of plaintiff, on behalf of the Company, upon any benefits improperly received by defendants as a result of their wrongful conduct;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

DATED: September 9, 2005	PROVOST & UMPHREY LAW FIRM, LLP JOE KENDALL State Bar No. 11260700

/s/ Joe Kendall w|permission by Willie Brisco
JOE KENDALL

3232 McKinney Avenue, Suite 700 Dallas, TX 75204 Telephone: 214/744-3000 214/744-3015 (fax)

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LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP WILLIAM S. LERACH DARREN J. ROBBINS 401 B Street, Suite 1600 San Diego, CA 92101-4297 Telephone: 619/231-1058 619/231-7423 (fax)

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP JONATHAN M. STEIN 197 S. Federal Highway, Suite 200 Boca Raton, FL 33432 Telephone: 561/750-3000 561/750-3364 (fax)

Attorneys for Plaintiff

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